UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2017

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

On May 10, 2017 and following a review of Yandex N.V.’s (the “Company”) engagement with its current auditor, ZAO Deloitte & Touche CIS (“Deloitte”) and a competitive tender process, the Audit Committee has advised the Board of Directors (the “Board”) to propose at the annual general meeting of shareholders the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2017 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2017 financial year (to be prepared under IFRS). The Board has approved the Audit Committee’s recommendation and proposed that the shareholders approve (1) JSC KPMG as auditors of the Company’s consolidated financial statements for the 2017 financial year and (2) KPMG Accountants N.V. as external auditors of the Company’s statutory annual accounts for the 2017 financial year, at the annual general meeting of shareholders to be held on May 25, 2017.

During the two fiscal years ended December 31, 2015 and 2016, and from January 1, 2017 through May 9, 2017, (1) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its report on the Company’s financial statements for such periods, and (2) there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: May 10, 2017	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer